Mail Stop 3561
      December 14, 2005

Via Fax and U.S. Mail

John Finneran, Jr.
Executive Vice President
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

Re:	Capital One Auto Receivables, LLC
	Amendment No.1 to Registration Statement on Form S-3
	File No. 333-128722, filed on 11/14/2005

Dear Mr. Finneran:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement

The Servicer, page S-22

1. Please clarify what you mean by "limited guaranty" in the fourth paragraph. For example, a brief explanation of what that means, or a cross-reference to where that term is explained. We note you list the
"limited guaranty" as part of the Issuing Entity`s property on pages
S-7 and S-19.

Base Prospectus

Servicing and Collections, page 13

2. Briefly explain what you mean by "vehicle remarketing" in the third bullet point under Special Services, or cross-reference to where you discuss that in more detail. Also clarify on page 15 in the last paragraph of the "Timeline for Activation of other Collection Remedies" section that you are referring to "vehicle remarketing" in the last sentence, if true, and briefly explain or provide a cross-reference to where you discuss that in more detail, in that section also.

Credit and Cash Flow Enhancement, page 33

3. We re-issue our prior comment 29 regarding our request for more detail regarding "other agreements or arrangements with respect to third-party payments." Please provide a specific description of the agreements contemplated.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel H. Morris at (202) 551-3314 or me at
(202)
551-3814 with any other questions.

      Sincerely,



      Sara W. Dunton
Senior Attorney


cc: Ms. Amy Baumgardner, Esq. (Capital One Financial Corporation) Capital One Auto Receivables, LLC
December 14, 2005
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